Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

October 4, 2006

Babette Cooper

Staff Accountant

U.S. Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Our Glass, Inc.

Item 4.01 Form 8-K

Filed September 18, 2006

File No. 0-50937

Dear Ms. Cooper:

Our Glass, Inc., a Nevada corporation (the “Company”), has today filed an amended 8-K. Enclosed please find our responses to your comment letter of September 22, 2006.

Form 8-K Item 4.01

You state you advised the firm of Child, Van Wagoner & Bradshaw, PLLC that it would not be re-engaged.  However, we note the auditor’s reports are signed by Child, Sullivan and Co.   Revise the Form 8-K to clarify the name of the independent accountants at the time they audited your financial statements.

We have revised the Form 8-K to clarify the name of the independent accountants.  Specifically, on or about January 1, 2006, Child, Sullivan & Company, the principal accountant for Our Glass, Inc. ("Company") changed its accounting practice from a corporation to a professional limited liability company named Child, Van Wagoner & Bradshaw, PLLC ("Child, Van Wagoner").  Therefore, Child, Van Wagoner & Bradshaw, PLLC is the successor firm to Child, Sullivan & Company.  The names Child, Van Wagoner & Bradshaw, PLLC and Child, Sullivan & Company are used synonymously.

In your Form 10-SB, we note the audit report form your former accountants covering the year ending December 31, 2003.  We also note the audit report covering the year ending December 31, 2004 in the Form 10-KSB.  Please revise the Form 8-

K to disclose whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

We have revised the Form 8-K to disclose that the former auditor’s report on our financial statements for either of the past two years did not contain an adverse opinion, a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope or accounting principles.

State whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, declined to stand for re-election, or was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

We have revised the Form 8-K to state that in the two most recent fiscal years and any subsequent interim period, there were no disagreements with Child, Van Wagoner on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

We have included an updated letter from our former auditor.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner

gary@frascona.com